Exhibit 77(O)

Transactions effected pursuant to Rule 10f-3

Fund Name	Issuer	Date of Purchase	Broker / Dealer From Whom Purchased	Affiliated/Principal Underwriter of Syndicate
ING Blackrock Inflation Protected Bond Portfolio	Lehman Brothers Holdings Inc.	1/15/2008	Lehman Brothers Inc.	ING Financial Markets LLC
ING Evergreen Omega Portfolio	Visa Inc.	3/18/2008	JP Morgan	Wachovia Securities
ING Van Kampen Real Estate Portfolio	Senior Housing Properties Trust	6/3/2008	UBS Investment Bank	Morgan Stanley